COMMENTS RECEIVED ON 08/03/2023

FROM DANIEL GREENSPAN

FIDELITY MT. VERNON STREET TRUST (File Nos. 002-79755 and 811-03583)

Fidelity Equity Growth K6 Fund

POST-EFFECTIVE AMENDMENT NO. 94

1.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm whether the fund will offer any discounts. If so, add required disclosure.

R:

We confirm the fund does not offer any sales charge discounts.

2.

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in domestic and foreign issuers.”

C:

The Staff requests we disclose the extent to which the fund will invest in foreign vs. domestic issuers. In addition, if the fund will invest in emerging markets, the Staff requests we disclose.

R:

The fund includes investment in foreign issuers as part of its principal investment strategies. The fund has not adopted specific limits on investments in foreign issuers and will be permitted to invest in foreign issuers to the extent permitted under law and subject to any related limitations. Although the fund may invest in securities of foreign issuers, investment in emerging markets is not a principal investment strategy of the fund. As a result, we respectfully decline to modify the disclosure.

3.

“Fund Summary” (prospectus)

“Purchase and Sale of Shares”

“Shares generally are available only to certain employer-sponsored retirement plans. For this purpose, employer-sponsored retirement plans generally include profit sharing, 401(k), 403(b), 457(b), defined benefit, retiree health savings plans, and similar plans, but generally do not include: retail retirement or non-retirement accounts; Individual Retirement Accounts (IRAs) (such as traditional, Roth, SEP, SARSEP, and SIMPLE IRAs); Coverdell Education Savings Accounts; individual 403(b) accounts that are not part of an employer's 403(b) plan; plans investing through the Fidelity Advisor® 403(b) program; plans covering self-employed individuals and their employees (formerly Keogh/H.R. 10 plans); health savings accounts; or qualified tuition programs. Plan participants may purchase shares only if shares are eligible for sale and available through their plan.”

C:

The Staff requests we remove the term “generally” from the disclosure above or disclose who else may purchase shares of the fund.

R:

We believe that the disclosure accurately describes the types of shareholders eligible to purchase shares of the fund. Accordingly, we have not modified the disclosure.

4.

“Investment Details” (prospectus)

“Other Investment Strategies”

“In addition to the principal investment strategies discussed above, the Adviser may lend the fund's securities to broker-dealers or other institutions to earn income for the fund.”

C:

The Staff requests we disclose to what extent the fund might engage in lending of securities mentioned in “Other Investment Strategies” and add any corresponding risks.

R:

The fund includes disclosure on lending securities in the “Other Investment Strategies” section because it is not a principal strategy of the fund. As a result, the fund respectfully declines to modify disclosure to add any corresponding principal risks.

5.

“Appendix” (prospectus)

“Additional Index Information”

C:

The Staff requests we confirm that prior performance of a historical composite will include all substantially similar funds and accounts.

R:

We confirm that the prior performance of the historical composite will include all substantially similar funds and accounts managed by Fidelity Management & Research Company LLC and/or its affiliates.

6.

“Investment Policies and Limitations” (SAI)

“Concentration”

C:

The Staff requests we add “or group of industries” in this section per section 8(b)(1) of the Investment Company Act of 1940 and Item 16 of Form N-1A.

R:

A fund is required to disclose its policy with respect to concentrating investments in a particular industry or group of industries. The fund has not identified any industry or group of industries in which it intends to concentrate. Accordingly, we have not modified the disclosure.

7.

“Exhibits” (Part C)

C:

The Staff requests we confirm advisory and sub-advisory agreements will be filed as exhibits, as appropriate.

R:

We confirm that the fund’s advisory and sub-advisory agreements will be filed as exhibits.

8.

“Exhibits” (Part C)

C:

The Staff questioned how certain exhibits dated in the past could apply to this new fund.

R:

For certain exhibits dated in the past the fund will be added to the agreement included in the exhibit by an amendment to a schedule to the agreement.

9.

“Exhibits” (Part C)

C:

The Staff requests we confirm that exhibit (i) will be included in the fund’s next filing.

R:

We confirm that a legal opinion will be included as exhibit (i) in the fund’s next filing.